TYPHOON RESOURCES CORP.

April 14, 2011

Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          Typhoon Resources Corp.
Registration Statement on Form S-1
Filed March 8, 2011
File No. 333-172675

Dear Mr. Koduri:

Typhoon Resources Corp., a Nevada corporation (the “Company”), has received and reviewed your letter of March 29, 2011, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on March 8, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 29, 2011.

General

1.
We note the first table on page 17 suggests that Gaurav Dang, your CEO, paid $10,000 for 10,000,000 shares at par value of $0.001.  However, your financial statements suggest that Dang has not paid any actual dollars to the company for his shares and has made no monetary investment in the company.  Please advise and revise your Prospectus Summary, Summary of This Offer, and other appropriate places to disclose what consideration Dang provided for his ownership interest in the Company.

RESPONSE:  Mr. Dang has not made any monetary investment in the Company. The referenced shares refer to the consideration Mr. Dang received for his services related to the formation of the Company. We have revised the Filing on Page 14 to clarify the disclosure and have included the following footnote:

“Pursuant to the Organizational Minutes of the Company, the Company issued 10,000,000 shares of its Common Stock, $0.001 par value per share to our President, Mr. Gaurav Dang, as consideration for services rendered in connection with the formation of the Company. This dollar estimate is based on the grant date aggregate fair value at the close of business in accordance with FASB ASC Topic 718.”

Prospectus Summary, page 7

2.
We note you intend to launch your website in Los Angeles.  Revise to make clear whether you intend to market your company to L.A. based companies.  Further, explain the difficulties of launching a business in L.A. while having your headquarters in Victoria, British Columbia.  Highlight in your risk factors section the potential difficulty U.S. investors may have in seeking legal redress against the company based upon the location of Mr. Dang.

RESPONSE: We have revised the Filing on Pages 5, 18, and 9, respectively to include the following language, and we have added the following risk factor:

Pages 5 and 18:

“Initially, we intend to develop and launch our website and subsequently market our website to companies based in Los Angeles County. Even though our President and Company headquarters are located in Victoria, British Columbia, we do not foresee any significant difficulties launching our business since the Company’s business consists of developing and operating a website, and such activities can occur remotely so long as the developers and operators of the website have internet access. Further, we intend to engage independent sales representatives in Los Angeles, California to solicit to small businesses and inform them of our website and subsequently the interested businesses can contact us through the website to become a client and begin using our services. Once we secure 1-3 independent sales representatives, we will begin accepting coupons from businesses, and inform the businesses of our proposed launch date. We plan to devote over 60% of our net proceeds to the marketing of our website in Los Angeles County. We believe that if we properly market our Company to Los Angeles County, the sheer size of that area will create national brand awareness, and ultimately make our growth throughout North America easier. We believe that our success will depend on our ability to promote our website and logo, as well as anticipate and respond to changing consumer demands.”

409-3187 Shelbourne St.
Victoria, British Columbia
V8T3A6, Canada

Page - 1

Page 9:

“Our sole officer and director may not be subject to suit in the United States, which may prevent investors in our Company from obtaining or enforcing judgments against him under United States Securities Laws.

Our sole office and director, Mr. Gaurav Dang, is a resident of Canada.  As a result, it may be difficult or impossible for our investors to effect service of process within the United States upon him, to bring suit against him in the United States or to enforce in the United States courts any judgment obtained there against him predicated upon any civil liability provisions of the United States federal securities laws. Investors should not assume that Canadian courts will either enforce judgments of United States courts obtained in actions against Mr. Dang predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or enforce, in original actions, liabilities against him upon the United States federal securities laws or any such state securities or “blue sky” laws.”

3.	Also, revise to disclose the annual costs of being a public reporting company and whether these costs are known demands on your liquidity and how you intend to resolve this material deficiency.

RESPONSE: We have revised the Filing on Page 5 to include the following language:

“We are currently a development stage company and to date we have recorded no revenue. Accordingly, our independent registered public accountants have issued a comment regarding our ability to continue as a going concern (please refer to the footnotes to the financial statements).  Until such time that we are able to establish a consistent flow of revenues from our operations sufficient to sustain our operations, Management intends to rely primarily upon debt financing as needed to supplement the cash flows generated by the sale of our services in order to allow the Company to continue to meet its obligations, including continuing to develop our initial business operation, and covering any such cost associated with being a fully reporting Company with the Securities and Exchange Commission ("SEC"), which we estimate to be around $10,000 for 12 months following this Offering. The Company has included such costs to become a publicly reporting company in its targeted expenses for working capital expenses and intends to seek out reasonable loans from friends, family and business acquaintances if it becomes necessary. At this point the Company has not received any firm commitments or indications from any family, friends or business acquaintances regarding any potential investment in the Company.”

Summary of this Offering, page 8

4.
We note your disclosure that you intend to repay your initial investors back for all expenses incurred relating to this Offering.  Revise to make clear whether the reference to “initial investors” means Amelia Investments from whom you have borrowed about $19,000.

RESPONSE: We have revised the Filing to clarify that the reference to our initial investors refers to Amelia Investments.

Risk Factors, page 9

We may not be able to further implement our business strategy…, page 9

5.	Your disclosure of cash on hand of $3,892 and accumulated deficit of $15,138 does not match your financial statements. Revise accordingly.

RESPONSE: We have revised the Filing accordingly.

Presently, the Company’s president has other outside business activities…, page 11

409-3187 Shelbourne St.
Victoria, British Columbia
V8T3A6, Canada

Page - 2

6.	Specify the president’s outside business activities.

RESPONSE: We have revised the Filing on Page 8 to include the following language:

“Our sole Director and Officer, Mr. Dang is a sales manager for Glentel, Inc., a telecommunications services provider. As such, he has other outside business activities, but he is committed to devote approximately 15 to 20 hours per week to our operations. Our operations may be sporadic and occur at times when Mr. Dang is unavailable, and this may lead to the periodic interruption in the implementation of our business plan. Such delays could have a significant negative effect on the success of the business.”

We may lose out to larger and better-established competitors, page 12

7.	Specify all of your competitors.

RESPONSE: We have revised the Filing on Page 9 to include the following language:

“The Internet and coupon industries are intensely competitive. Most of our competitors have significantly greater financial, technical, marketing and distribution resources as well as greater experience in the industry than we have. Our competitors include websites such as Coupons.com, CouponMountain.com, LACoupons.com, RetailMeNot.com, CouponCabin.com, CouponMom.com, OnlineCoupons.com, and Tjoos.com. We plan for our proposed website to be competitive with other websites, but there is no guarantee that we will be able to successfully compete with other similar websites. If this happens, our sales and revenues will decline. In addition, our current and potential competitors may establish cooperative relationships with larger companies, to gain access to greater development or marketing resources. Competition may result in price reductions, reduced gross margins and loss of market share.”

Description of Business, page 20

8.
We note your business is to have a website that provides coupons for the products and services of other small businesses that will be used by their consumers, and you will earn money from charging these businesses a fee to use your website.  Explain why small businesses will use your website rather than offering discounts to their customers through their own website or other traditional media such as newspapers, radio, and television.

RESPONSE: We have revised the Filing on Page 16 to include the following language:

“Our website will be the home of our entire business. This website will eventually include coupons provided by small businesses throughout North America. We hope that this website will become a valuable resource to our viewers as well as to the businesses that provide the coupons.  We will generate our revenue from charging the businesses a small fee to post their coupons on www.TyphoonCoupons.com. We believe that if we are able to successfully market our proposed website as a coupon website for small businesses in Los Angeles, we will be able to provide a valuable resource to small businesses wishing to display coupons to potential customers. In order to induce businesses to use our website, we plan to price our services well below the market value for radio and television advertising, and in some instances even below newspaper advertising. It is our goal to provide small businesses with a cost-effective means of promoting their businesses to a large audience. Once we have marketed to successfully drive traffic to our website, we believe that we will begin to be viewed as a viable source in the coupon industry.”

Management’s Discussion and Analysis, page 24

9.	Revise to state the name of your lender.

RESPONSE: We have revised the Filing on Page 20 to include the name of our lender, Amelia Investments.

10.	Please disclose the amount of capital you will need to meet operating expenses in the next 12 months assuming you receive no proceeds from this offering.

RESPONSE: We have revised the Filing on Page 21 to include the following language:

“At November 30, 2010, we had cash on hand of $18,214. We anticipate that our maximum expenses over the next 10 - 12 months following the effectiveness of this offering will be approximately $150,000, accounting for the full implementation of our business plan, including our anticipated general administrative expenses, professional fees, website development, marketing costs and support materials. Assuming we receive no proceeds from this Offering, we will need a minimum amount of $71,316 to meet our operating expenses for the next 12 months after the Offering. This minimum anticipated takes into account our current cash, our professional fees, including estimated costs of becoming a publicly reporting company and allows us to repay our Note, if it becomes due, and allocate approximately $40,000 towards working capital and website development for the Company. The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $10,000.”

Directors, Executive Officers, Promoters and Control Persons, page 26

409-3187 Shelbourne St.
Victoria, British Columbia
V8T3A6, Canada

Page - 3

11.
You disclose that there are no other promoters other than Mr. Dang.  However, Amelia Investments also appears to be a promoter of your company.  Please provide all the disclosure required by Item 401 of Regulation S-K.  We note that Amelia Investments invested $19,030 for your initial operations, including formation of the Company and securing the domain name.

RESPONSE: We have not added disclosure relating to Amelia Investments’ role in the Company as they are not a Promoter; therefore, we do not believe such disclosure is applicable. Pursuant to Rule 405 of Regulation S-K, Amelia Investments is not a promoter since: i) they have not taken any part in founding or organizing the Company and ii) any consideration Amelia Investments may receive is solely due to the capital they have provided to the company in exchange for the Company issuing a note payable to Amelia Investments. Amelia Investments is simply an angel investor, as they have provided capital to help finance the Company’s start up operations, and have not otherwise taken part in any aspect of the Company. Apart from the repayment of the Note, Amelia Investments has no continued financial or other economic interest in the Company.

12.	Please elaborate on Mr. Dang’s management experience and provide the disclosure required by Item 401(e) of Regulation S-K.

RESPONSE: We have revised the Filing on Page 22 to include the following language:

“Mr. Dang is a native of India and during his second year of studies in India, Mr. Dang decided to move to Vancouver, BC where he has lived for the past six years. In 2006, Gaurav Dang graduated from Vancouver Island University with a degree in Recreation and Sport Management. Currently, Mr. Dang is a sales manager for Glentel Inc., a telecommunications services and solutions provider for Canada and the United States, where he has been employed since August of 2009. As manager he is involved in directing and controlling all aspects of store operations including sales, customer service, recruitment, training, inventory management, accuracy of daily transactions, in-store merchandising and staff development and motivation. Prior to working for Glentel, Mr. Dang worked for Moncrieff Enterprises, a social service and welfare organization, where he worked with special needs children. Mr. Dang was appointed as a Director of the Company because of his ability to manage staff and customer expectations, and his willingness to devote time to help further the Company’s operations. Mr. Dang has committed to devote 15-20 hours per week on the operations of the Company, and will adjust his schedule accordingly if more time is needed.”

In connection with the Company’s responding to the comments set forth in the March 29, 2011 letter, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Typhoon Resources Corp.

/s/ Gaurav Dang

By: Gaurav Dang
Title:  President and Chief Executive Officer

409-3187 Shelbourne St.
Victoria, British Columbia
V8T3A6, Canada

Page - 4